[redacted]

08030593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman 617-426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Starr,Finer,Starr LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
111

1280 Soldiers Field Road, Boston, MA 02135
(Address) (City) (State) (Zip Code)

PROCESSED
APR 01 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman and Company LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2007 and 2006

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS

1280 SOLDIERS FIELD ROAD

BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Members
Kaufman & Company, LLC

We have audited the accompanying balance sheets of Kaufman & Company, LLC as of December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Starr, Finer, Starr LLP

Boston, Massachusetts
February 27, 2008

KAUFMAN & COMPANY, LLC

Balance Sheets as of December 31,

	2007	2006
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$ 75,522	$ 236,985
Accounts Receivable	1,112	--
Prepaid Expenses	10,708	10,159
Total Current Assets	87,342	247,144
PROPERTY AND EQUIPMENT, at Cost	123,694	123,694
Accumulated Depreciation	90,243	84,887
	33,451	38,807
OTHER:		
Restricted Cash (NOTE C)	21,315	20,000
	$142,108	$305,951
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Current:		
Accounts Payable	$ 46,805	$ 61,595
Other Accruals	37,067	48,792
Total Current Liabilities	83,872	110,387
MEMBERS' EQUITY	58,236	195,564
	$142,108	$305,951

COMMITMENTS AND CONTINGENCIES (NOTE D)

(Reference is made to the accompanying notes)

Notes to the Balance Sheets as of December 31, 2007 and 2006

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2007	2006
Furniture and Fixtures	5-7	$ 56,401	$ 56,401
Automobile	5	67,293	67,293
		$123,694	$123,694

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the members.

Retirement Plan.

Profit Sharing Plan - The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement. Contributions charged to operations totaled $0 and $5,000 in 2007 and 2006 respectively.

Notes to the Balance Sheets as of December 31, 2007 and 2006
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - RESTRICTED CASH

Represents cash used as collateral for an irrevocable standby letter of credit issued by the Company's bank naming the owner of the Company's office facility as beneficiary of a security deposit of $19,608.

NOTE D - OPERATING LEASES

The Company is obligated under a lease agreement for office space expiring September 2011. Provisions of the lease agreement include: (1) payment of certain operating costs and real estate taxes and (2) a single three year option to extend the lease. Annual minimum future rental payments under the noncancellable lease agreement are as follows:

YEAR	AMOUNT
2008	$115,800
2009	119,500
2010	123,100
2011	93,700
	$452,100

Rentals charged to operations totaled $121,114 and $92,766 in 2007 and 2006 respectively.

NOTE E - CAPITAL

Pursuant to SEC Rule 15c3-1, the Company has a net capital deficit of $13,942 at December 31, 2007 which was cured by the receipt and deposit of $15,000 contributed to members' equity by Sumner Kaufman on January 30, 2008.

END